[SRSY Letterhead]

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

March 8, 2011

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and the NVIT Income Bond Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on February 11, March 1, and March 2, 2011, with regard to Post-Effective Amendment No. 142, 143 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into post-effective amendment filings to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.  As requested by the staff, Registrant hereby references the prospectus, which is attached as an exhibit to this correspondence, which shows changes made to the prospectus in response to the staff’s comments.  While this draft of the prospectus is close to final, Registrant reserves the right to make other minor and non-substantive changes prior to the filing.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Comment – In the Table of Contents, please add page numbers to the subheadings.

Response – Registrant has revised as requested.

2.
Comment – In the Fees and Expenses table, please confirm that the Acquired Fund Fees and Expenses percentage (0.35%) is accurate and that it accounts for both Underlying Funds and ETFs as the percentage appears to be low.

Response – Registrant confirms that the percentage is accurate and that it accounts for both Underlying Funds and ETFs.

3.	Comment – In the Portfolio Turnover section, please remove “and may result in higher taxes when Fund shares are held in a taxable account.” This is not applicable for variable insurance funds.

Response – Registrant has revised as requested.

4.	Comment – In the Principal Investment Strategies section, please revise the disclosure to first disclose the fund-of-funds structure of the Fund and then the description of the strategies of the Fund.

Response – Registrant has revised as requested.

5.
Comment – In the last sentence of the Principal Investment Strategies section, please separate the two stated concepts of the Fund’s design, which are the investment objective and that of low correlation to the performance of equity securities.

Response – In consideration of this Comment and Comment No. 12., Registrant has revised the sentence to state that the Fund “is designed to reduce a contract owner’s exposure to equity investment when such exposure exceeds the amount permitted under his or her variable annuity contract.”

6.	Comment – In the Principal Investment Strategies section, please indicate that the Fund’s use of ETFs may lower performance of the Fund due to brokerage costs that are associated with ETFs.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

Response – Registrant does not believe that brokerage costs related to the Fund’s anticipated use of ETFs materially decreases the performance of the Fund or that such brokerage costs amount to a level that necessitates summary disclosure as a principal strategy or principal risk in the Item 4 disclosure.  Nevertheless, Registrant has added to the Item 9 disclosure in the exchange-traded funds risk subsection that the Fund may incur the costs of brokerage commissions when it purchases or sells an ETF’s shares.

7.	Comment – In the Principal Risks section, please consider adding ETF specific risk. ETF risk is different than “Fund-of-funds structure risk,” and, for example, includes brokerage costs.

Response – Registrant believes that the current “Fund-of-funds structure risk” in the Item 4 disclosure sufficiently incorporates the summary risks to the Fund presented by ETFs, generally that the Fund will indirectly pay a proportional share of the fees and expenses of the Underlying Funds in which it invests.  Nevertheless, as noted in response to Comment No. 6., Registrant has added to the Item 9 disclosure in the exchange-traded funds risk subsection that the Fund may incur the costs of brokerage commissions when it purchases or sells an ETF’s shares.

8.	Comment – In the Principal Risks section, please confirm that active trading risk disclosure should not be added in consideration of the asset transfer program.

Response – Registrant confirms that active trading risk disclosure should not be included as a risk.

9.
Comment – In the Principal Risks section, consider moving the following sentence to the front of the section in consideration of the format of other NVIT Funds, “If the value of the Fund’s investments goes down, you may lose money.”

Response – Registrant has reviewed the format of other NVIT fund-of-funds prospectuses and declines to make the requested change.

10.
Comment – In the Principal Risks section, please revise the “Fund-of-funds structure risk” to indicate: (i) that fund-of-funds pay higher costs through acquired fund fees and expenses; and (ii) the increased costs may result in lower Fund performance.

Response – Registrant notes that the current “Fund-of-funds structure risk” indicates that the Fund will indirectly pay a proportional share of the fees and expenses of the Underlying Funds in which it invests.  Registrant believes that

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

this disclosure is satisfactory.  Therefore, Registrant declines to make the requested change.

11.	Comment – Please reorganize the Item 9 disclosure to match the preceding comments to the Item 4 disclosure.

Response – Registrant has revised as requested and as applicable.

12.
Comment – As the Fund does not have a market timing policy, please revise the Excessive or Short-Term Trading section to discuss the potential impact to the Affiliated Underlying Funds of the frequent purchases and sales of the Fund’s shares and their market timing policies.  Please also add a discussion of whether the Adviser will monitor the Underlying Funds to ensure that trading activity of the Fund does not contribute to excessive or short-term trading of the Underlying Fund’s shares.

Response – As noted to you and indicated in the prospectus, based on information compiled and presented by the Adviser, Registrant believes that the frequent purchases and sales of the Fund’s shares are unlikely due to the asset transfer program.  As such, it is anticipated that there will only be limited impact to the Affiliated Underlying Funds.  Nevertheless, based on discussions with you, Registrant has extensively revised the Excessive or Short-Term Trading section to reflect, among other things, the potential and unlikely impact to the Underlying Funds of frequent purchases and sales of the Fund’s shares.

Registrant has also added to this section the following sentences with regard to monitoring of the trading activity of shares of the Affiliated Underlying Funds:

As the investment adviser to each of the Affiliated Underlying Funds, NFA monitors the trading activity in the shares of the Affiliated Underlying Funds to ensure that neither the asset transfer program nor the Fund’s investments in the Affiliated Underlying Funds contributes to excessive or short-term trading of their shares.  In the event that NFA determines that excessive or short-term trading in any of the Affiliated Underlying Funds has occurred, it will consult with the Board of Trustees to consider what appropriate action should be taken.

Registrant has reviewed and considered the staff’s comment and believes that the revised disclosure adequately responds to the staff’s concerns.

13.
Comment – Please revise the discussion of the Asset Transfer Program and the risks that the Program presents to the Fund.  Even if the Program does not present a principal risk, Registrant should include some discussion of the

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

higher fees associated with a decrease of assets in the Fund as a result of the Asset Transfer Program.

Response – Registrant has removed the “Asset transfer program risk” in both the Item 4 and Item 9 disclosure.  Registrant believes, at this time, that the Asset Transfer Program does not amount to a principal risk of the Fund.  Nevertheless, in consideration of the staff’s comment, Registrant notes the discussion in the Additional Information About Fees and Expenses section.  Registrant has revised this discussion in the prospectus to highlight the staff’s concern.

The relevant portions of the section read:

A decline in the Fund’s average net assets, as a result of market volatility, the asset transfer program featured in annuity contracts that invest in the Fund, or other factors, could cause the Fund’s expense ratio to be higher than the fees and expenses shown in the Fund Summary and thereby adversely impact the Fund’s performance.  Significant declines in a Fund’s net assets will increase your Fund’s total expense ratio, likely significantly, and decrease the Fund’s performance.

Registrant has reviewed and considered the staff’s comment and believes that the revised disclosure adequately responds to the staff’s concerns.

14.
Comment – Please confirm the class of the Affiliated Underlying Funds that the Fund will invest.  Class Y is the only class without Rule 12b-1 fees and redemption fees but is not permitted, pursuant to the policies of the Affiliated Underlying Funds, to be sold to frequent traders.

Response – Class Y of the NVIT Funds is intended to be sold only to funds-of-funds.  Registrant confirms that Class Y is the appropriate class that the Fund will invest through. As stated above and described in Comment No. 13., based on information compiled and presented by the Adviser, Registrant believes that the frequent purchases and sales of the Fund’s shares are unlikely due to the asset transfer program.

15.
Comment – In the Investing with Nationwide section, the disclosure states that the Fund shares may be sold to unaffiliated insurance companies.  As the Fund is only registering Class II Shares, please consider the impact to the Fund and to the Affiliated Underlying Funds if the Fund is sold to other unaffiliated insurance companies.

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

Response – Registrant has removed the disclosure stating that the Fund may be sold to unaffiliated insurance companies.  It is not anticipated that the Fund will be sold to unaffiliated insurance companies.

16.	Comment – Please add disclosure to discuss how the Fund intends to comply with Section 12(d)(1) of the Investment Company Act of 1940 in the Item 9 disclosure.

Response – Registrant notes that it has received an exemptive order from the SEC permitting the Fund to acquire and sell shares of Underlying Funds beyond the limits set forth in Sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940.  Registrant does not believe it is necessary or helpful to Fund shareholders to discuss the details of such an exemptive order.  Therefore, Registrant declines to make the requested change.

17.	Comment – In the Fund Management section, the description of the expense waiver is inconsistent with Footnote 3 of the Fees and Expenses table.

Response – Registrant has revised the Fund Management disclosure to correspond with the disclosure in the Fees and Expenses table.

18.	Comment – Please consider revising the Revenue Sharing section for the narrow purposes of this Fund.

Response – Registrant notes that the Revenue Sharing section is standard disclosure across the NVIT Funds.  Registrant believes that such disclosure is written as generally applicable to the Fund.  Therefore, Registrant declines to make the requested change.

19.
Comment – As a general comment, please consider the following: (i) 15 days after the effective date, Registrant must file XBRL; (ii) hyperlinks in the prospectus should link directly to the intended page; and (iii) the letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

Response – Registrant has considered the aforementioned.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
March 8, 2011

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.